EXHIBIT 12.1

PSEG POWER LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$506	$635	$1,914	$1,958	$1,711	$1,590	$878
Fixed Charges	58	60	238	221	210	193	190
Capitalized Interest	(1)	(14)	(63)	(43)	(31)	(23)	(30)

Total Earnings	$563	$681	$2,089	$2,136	$1,890	$1,760	$1,038

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$57	$58	$235	$219	$208	$192	$189
Interest Factor in Rentals	1	2	3	2	2	1	1

Total Fixed Charges	$58	$60	$238	$221	$210	$193	$190

Ratio of Earnings to Fixed Charges	9.71	11.35	8.78	9.67	9.00	9.12	5.46

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income amortization of capitalized interest and the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.
(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.